SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2002

General Company of Geophysics
(Translation of Registrant’s Name Into English)

1, rue Léon Migaux
91341 Massy
France
(33) 1 64 47 3000
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

FORWARD-LOOKING STATEMENTS		3
PART I
Item 1:	FINANCIAL STATEMENTS	5
	Unaudited Interim Consolidated Balance Sheets as of June 30, 2002 and December 31, 2001	5
	Unaudited Interim Consolidated Statements of Operations for the three months ended June 30, 2002 and 2001 and for the six months ended June 30, 2002 and 2001	6
	Unaudited Interim Consolidated Statements of Cash Flows for the six months ended June 30, 2002 and 2001	7
	Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity during the year ended December 31, 2001 and the six months ended June 30, 2002	8
	Notes to Unaudited Interim Consolidated Financial Statements	9
Item 2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	26
Item 3:	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	38
PART II
Item 1:	LEGAL PROCEEDINGS	39
Item 2:	CHANGES IN SECURITIES AND USE OF PROCEEDS	39
Item 3:	DEFAULTS UPON SENIOR SECURITIES	39
Item 4:	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS	39
Item 5:	OTHER INFORMATION	40
Item 6:	EXHIBITS AND CURRENT REPORTS ON FORM 6-K	41

FORWARD-LOOKING STATEMENTS

    This document includes forward-looking statements. We have based these forward-looking statements on our current views and assumptions about future events.

    These forward-looking statements are subject to risks, uncertainties and assumptions we have made, including, among other things:

•	changes in international economic and political conditions, and in particular in oil and gas prices;

•	our ability to reduce costs;

•	our ability to finance our operations on acceptable terms;

•	the timely development and acceptance of our new products and services;

•	the effects of competition;

•	political, legal and other developments in foreign countries;

•	the timing and extent of changes in exchange rates for non-U.S. currencies and interest rates;

•	the accuracy of our assessment of risks related to acquisitions, projects and contracts, and whether these risks materialize;

•	our ability to integrate successfully the businesses or assets we acquire;

•	our ability to sell our seismic data library;

•	our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations; and

•	our success at managing the risks of the foregoing.

    We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

BARBIER FRINAULT & AUTRES 41, rue Ybry 92576 Neuilly-sur-Seine Cedex	ERNST & YOUNG AUDIT 4, rue Auber 75009 Paris

Compagnie Générale de Géophysique
As of and for the six months period ended June 30, 2002

Statutory Auditors’ Review Report on the Consolidated Interim Financial Statements

(Free translation of the French original)

In our capacity as statutory auditors of Compagnie Générale de Géophysique and in accordance with Article L.232-7 of French Company Law (Code de Commerce), we have performed the following procedures:

•	a review of the accompanying summary of operations and income statement as they appear in the consolidated interim financial statements of Compagnie Générale de Géophysique (the Company) as of and for the six-month period ended June 30, 2002;

•	an examination of the information provided in the Company’s interim report.

These interim consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with professional standards accepted in France. These standards require that we plan and perform the review to obtain moderate assurance, lesser than that which would result from an audit, as to whether the consolidated interim financial statements are free from material misstatement. The review excluded certain audit procedures and was limited to performing analytical procedures and to obtaining information from Company management and other appropriate sources.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements, prepared in accordance with French accounting principles, do not present fairly, in all material respects, the financial position of the Group and its operations for the period then ended.

We have also examined, in accordance with French professional standards, the information contained in the interim report on the consolidated interim financial statements that were the subject of our review.

We have nothing to report with respect to the fairness of such information and its consistency with the consolidated interim financial statements.

September 5, 2002

BARBIER FRINAULT & AUTRES	ERNST & YOUNG AUDIT

Represented by Pascal Macioce	Represented by François Hilly

PART I

Item 1:	FINANCIAL STATEMENTS

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

CONSOLIDATED BALANCE SHEETS

		June 30,
		2002		December 31,
		(Unaudited)		2001

	Notes	U.S.$	€	€

		(in millions)
ASSETS
Current assets
Cash and cash equivalents		64.1	65.1	56.7
Trade accounts and notes receivable		219.1	222.3	274.1
Inventories and work-in-progress		76.6	77.7	93.9
Other current assets		70.7	71.7	54.2

Total current assets		430.5	436.8	478.9

Long term receivable and other investments		13.0	13.2	19.4
Investments in and advances to companies under the equity method	3	41.2	41.8	51.4
Property, plant and equipment, net		305.0	309.5	280.7
Goodwill and intangible assets, net	4	185.3	188.0	184.0

Total assets		975.0	989.3	1,014.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank overdrafts		13.4	13.6	6.2
Current portion of long-term debt	5	28.5	28.9	24.4
Trade accounts and notes payable		78.6	79.8	96.6
Accrued payroll costs		50.9	51.6	52.5
Income taxes payable		18.8	19.1	28.2
Advance billings to customers		12.1	12.3	12.6
Other current liabilities		36.5	37.0	40.5

Total current liabilities		238.8	242.3	261.0

Long-term debt	5	263.9	267.8	255.1
Other long-term liabilities		36.5	37.0	25.6

Total long-term liabilities		300.4	304.8	280.7

Minority interest		8.8	8.9	9.9
Common stock, 24,498,368 shares authorized; 11,680,718 shares with a €2 nominal value issued and outstanding as of June 30, 2002; 11,680,718 at December 31, 2001	6	23.1	23.4	23.4
Additional paid-in capital		306.1	310.6	347.5
Retained earnings		105.6	107.2	54.6
Net income (loss) for the period		0.3	0.3	15.7
Cumulative translation adjustment		(8.1)	(8.2)	21.6

Total shareholders’ equity		427.0	433.3	462.8

Total liabilities and shareholders’ equity		975.0	989.3	1,014.4

See notes to Consolidated Financial Statements

The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from Euros at the Noon Buying Rate in New York City on June 28, 2002, which was U.S.$0.9856 per Euro.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

		Six months ended June 30,			Three months ended June 30,

	Notes	2002	2002	2001	2002	2001

		U.S.$	€	€	€	€
			(in millions, except per share data)
Operating revenues	9	331.5	336.3	378.1	178.5	195.9
Cost of operations		(255.9)	(259.6)	(309.7)	(139.1)	(155.9)

Gross profit		75.6	76.7	68.4	39.4	40.0

Research and development expenses — net		(13.9)	(14.1)	(16.5)	(7.2)	(7.9)
Selling, general and administrative expenses		(42.3)	(42.9)	(39.2)	(20.1)	(20.1)
Other revenues (expenses) — net	10	(2.7)	(2.8)	1.6	(2.3)	0.7

Operating income (loss)	9	16.7	16.9	14.3	9.8	12.7

Interest and other financial income and expense — net		(14.1)	(14.3)	(11.7)	(7.6)	(5.8)
Exchange gains (losses) — net		4.6	4.7	(2.4)	6.2	(2.6)

Income (loss) from consolidated companies before income taxes		7.2	7.3	0.2	8.4	4.3

Income taxes	11	(4.7)	(4.8)	(6.6)	(1.9)	(4.6)

Net income (loss) from consolidated companies		2.5	2.5	(6.4)	6.5	(0.3)

Equity in income (losses) of investees		1.2	1.2	4.6	1.0	3.1
Goodwill amortization		(3.3)	(3.3)	(3.3)	(1.6)	(1.8)

Net income (loss) before minority interest		0.4	0.4	(5.1)	5.9	1.0

Minority interest		(0.1)	(0.1)	—	—	—

Net income (loss)		0.3	0.3	(5.1)	5.9	1.0

Weighted average number of shares outstanding			11,680,718	11,511,118	11,680,718	11,678,886
Dilutive potential shares from stock-options			— (a)	83,095	— (a)	95,372

Dilutive weighted average number of shares outstanding			11,680,718	11,594,213	11,680,718	11,774,258

Net income (loss) per share
Basic			0.03	(0.44)	0.51	0.09
Diluted			0.03	(0.44)	0.51	0.08

(a)	Effects of stock option anti-dilutive

See notes to Consolidated Financial Statements

The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from Euros at the Noon Buying Rate in New York City on June 28, 2002, which was U.S.$0.9856 per Euro.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Six months ended June 30,

	2002	2002	2001

	U.S.$	€	€
	(in millions)
Cash flows from operating activities
Net income (loss)	0.3	0.3	(5.1)
Depreciation and amortization	34.0	34.5	38.2
Multi-client surveys amortization	38.6	39.2	29.1
Net loss (gain) on sale of assets	0.8	0.8	(0.2)
Deferred income taxes	0.1	0.1	(0.3)
Minority interest	0.1	0.1	—
Equity in income of investees, net of dividends	1.7	1.7	(3.7)
Increase (decrease) in other long-term liabilities	1.5	1.5	0.3
Other non-cash items	(0.2)	(0.2)	6.8
Increase/decrease in operating assets and liabilities:
(Increase) decrease in trade accounts and notes receivable	31.5	32.0	3.2
(Increase) decrease in inventories and work in progress	4.1	4.2	(9.1)
(Increase) decrease in other current assets	(14.1)	(14.3)	(3.9)
Increase (decrease) in trade accounts and notes payable	(13.7)	(13.9)	(9.4)
Increase (decrease) in other current liabilities	(11.8)	(12.0)	12.9

Net cash provided by operating activities	72.9	74.0	58.8

Cash flows from investing activities
Purchases of property, plant and equipment (a)	(61.2)	(62.1)	(21.5)
Investments in multi-client surveys	(59.6)	(60.4)	(31.0)
Proceeds from sale of assets	1.9	1.9	0.7
Cash paid for acquired businesses, net of cash acquired	—	—	(26.6)
Investments in and advances to companies under the equity method	0.1	0.1	—
Decrease (increase) in other investments	(0.1)	(0.1)	(0.8)

Net cash used in investing activities	(118.9)	(120.6)	(79.2)

Cash flows from financing activities
Repayment of long-term debt	(48.4)	(49.1)	(59.1)
Issuance of long-term debt	96.4	97.8	95.4
Repayment of capital lease obligations	(6.6)	(6.7)	(6.7)
Government research grants received	—	—	—
Government research grants repaid	(0.2)	(0.2)	(0.2)
Increase (decrease) in bank overdrafts	8.5	8.6	(5.2)
Net proceeds from capital increase	—	—	0.1
Contribution from minority shareholders	—	—	—

Net cash provided by (used in) financing activities	49.7	50.4	24.3

Effects of exchange rate changes on cash	4.5	4.6	2.6
Net increase (decrease) in cash and cash equivalents	8.2	8.4	6.5
Cash and cash equivalents at beginning of year	55.9	56.7	60.0

Cash and cash equivalents at end of period	64.1	65.1	66.5

(a) not including equipment acquired under capital leases	5.0	5.1	1.8

See notes to Consolidated Financial Statements

The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from Euros at the Noon Buying Rate in New York City on June 28, 2002, which was U.S.$0.9856 per Euro.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Additional		Cumulative	Total
	Number of	Share	paid-in	Retained	translation	shareholders'
	shares	capital	capital	Earnings	adjustment	equity

		(in € million, except for number of shares and U.S. dollar amounts)
Balance at January 1, 2001	10,086,389	15.4	329.0	(30.3)	6.6	320.7

Capital increase	1,594,329	8.0	100.5			108.5
Net income				15.7		15.7
Foreign currency translation					15.0	15.0
Other			(82.0)	84.9		2.9

Balance at December 31, 2001	11,680,718	23.4	347.5	70.3	21.6	462.8

Capital increase
Net income				0.3		0.3
Foreign currency translation					(29.8)	(29.8)
Other			(36.9)	36.9		—

Balance at June 30, 2002 (Unaudited)	11,680,718	23.4	310.6	107.5	(8.2)	433.3

Balance at June 30, 2002 (in millions of U.S. $, Unaudited)		23.1	306.1	105.9	(8.1)	427.0

See notes to Consolidated Financial Statements

The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from Euros at the Noon Buying Rate in New York City on June 28, 2002, which was U.S.$0.9856 per Euro.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 1 — Summary of significant accounting policies

Compagnie Générale de Géophysique, S.A. (“the Company”) and its subsidiaries (together, the “Group”) is a global participant in the geophysical services industry, providing a wide range of seismic data acquisition, processing and interpretation services as well as related processing and interpretation software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

The accounting principles applied by the Group in the preparation of the accompanying financial statements are in conformity with accounting principles generally accepted in France (“French GAAP”) and comply with the regulation Number 99-02 approved by the decree date June 22, 1999 of the French “Comité de la Réglementation Comptable”.

The accompanying interim financial statements comply with the recommendations of the Conseil National de la Comptabilité dated March 1999 on interim consolidated statements. The accompanying interim financial statements are also in conformity with the accounting principles applied to the Company’s annual consolidated statements, as set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2001.

Since January 1st, 2002, the Group has applied the regulation Number 00-06 on liabilities adopted by the French “Comité de la Réglementation Comptable”. This application had no impact on the shareholder’s equity at the opening fiscal year of 2002.

French GAAP differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Notes 17, 18 and 19 describe the principal differences between French GAAP and U.S. GAAP as they relate to the Group, and reconcile net income and shareholders’ equity to U.S. GAAP as of and for the period ended June 30, 2002.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from Euro at the Noon Buying Rate in New York City on June 28, 2002: €1.00 = US$ 0.9856.

Note 2 — Acquisitions and divestitures

There was no acquisition or divestiture during the first half of 2002.

Note 3 — Investments in and advances to companies under the equity method

	June 30,	December 31,
(in millions of euro)	2002	2001

Balance at beginning of year	51.4	49.2
Investments made during the year	—	—
Net variation in advances and loans to equity investees	(0.7)	—
Equity in income including amortization of goodwill (a)	1.2	8.8
Dividends received during the year, reduction in share capital	(2.9)	(1.5)
Changes in exchange rates	(4.9)	2.4
Other (b)	(2.3)	(7.5)

Balance at end of year	41.8	51.4

(a)	includes goodwill amortization related to Paradigm for €1.3 million in 2001 and €0.7 million for the first half of 2002.

(b)	relates primarily to equity affiliates now fully consolidated, divestiture and valuation allowances recorded against receivables from affiliates with a negative net worth.

Investments in and advances to companies under the equity method are comprised of:

	June 30,	December 31,
(in millions of euro)	2002	2001

Argas	16.3	19.4
Geomar	5.6	5.6
Zhong Hai	0.1	0.1
JV XPEIC / Sercel Limited	4.0	4.6
Paradigm	8.0	10.6
Other(a)	7.8	11.1

Investments in companies under the equity method	41.8	51.4

(a)	includes loans and advances to companies accounted for under the equity method at June 30, 2002 and December 31, 2001 for €7.8 million and €8.8 million respectively.

The net contribution to equity of affiliates accounted for under the equity method is as follows:

	June 30,	December 31,
(in millions of euro)	2002	2001

Argas	12.0	15.1
Geomar	—	—
Zhong Hai	(0.4)	(0.4)
JV XPEIC / Sercel Limited	2.4	3.1
Paradigm	0.3	(1.4)

Total	14.3	16.4

Note 4 — Goodwill and Intangible assets

	June 30,	December 31,
(in millions of euro)	2002	2001

Goodwill of consolidated subsidiaries	94.2	103.5
Less: accumulated amortization	(16.4)	(14.8)

Goodwill — net	77.8	88.7

Multi-client surveys	367.7	323.9
Less: accumulated amortization	(260.2)	(232.0)

Multi-client surveys — net	107.5	91.9

Patents, trademarks and other intangible assets	5.9	6.7
Less: accumulated amortization	(3.2)	(3.3)

Other intangible assets — net	2.7	3.4

Total Goodwill and Intangible assets — net	188.0	184.0

Note 5 — Long-term debt

Analysis of long-term debt by type is as follows:

	June 30, 2002			December 31, 2001

(in millions of euro)	Current	Long-term	Total	Current	Long-term	Total

Outstanding bonds	—	225.6	225.6	—	192.9	192.9
Bank loans	13.6	13.7	27.3	9.7	34.9	44.6
Capital lease obligations	12.1	28.5	40.6	11.8	27.3	39.1

Sub-total	25.7	267.8	293.5	21.5	255.1	276.6

Accrued interest	3.2			2.9
Total	28.9			24.4

At June 30, 2002 €57.5 million of bank loans were secured by tangible assets and receivables.

Analysis of long-term debt (including amounts due within one year) by currency is as follows:

	June 30,	December 31,
(in millions of euro)	2002	2001

Euro	47.7	65.5
U.S. dollar	242.1	205.5
Other currencies	3.7	5.6

Total	293.5	276.6

Analysis of long-term debt (including amounts due within one year) by interest rate is as follows:

	June 30,	December 31,
(in millions of euro)	2002	2001

Variable rates (effective rate June 30, 2002 : 3.89% ; December 31, 2001: 5.59%)	27.6	44.2
Fixed rates (effective rate June 30, 2002 : 9.99% ; December 31, 2001: 9.92%)	265.9	232.4

Total	293.5	276.6

Variable interest rates generally are based on inter-bank offered rates of the related currency. The weighted average interest rate on bank overdrafts was 9.83% and 9.92% at June 30, 2002 and December 31, 2001 respectively. The impact of hedging instruments has not been considered in the above two tables.

The annual maturities of long-term debt, excluding capital leases (see Note 8), are as follows:

June 30,
(in millions of euro)	2002

July 2002 - June 2003	13.6
July 2003 - December 2003	2.5
2004	4.0
2005	2.6
2006	1.5
2007 and thereafter	228.7

Total	252.9

A standard covenant package is attached to the bond, with a main incurrence test of coverage of interest by EBITDA. The Group was in compliance with the bond covenants on the date of issue and at June 30, 2002.

The bulk of the financial resources of the Group consists of, in addition to the U.S.$225 million bonds, a syndicated bank line of U.S.

$90 million, amortizing by half-yearly instalments or cancellations over two years starting in September 2002.

In addition to the covenants pertaining to this syndicated line of credit, the terms of certain other bank loan agreements contain, among other provisions, requirements for maintaining certain financial ratios, primarily debt to equity ratios. At June 30, 2002, the Group was in full compliance with all of these provisions. In the event the Group does not comply with one of these financial ratios, the banks could request immediate repayment of the loans.

At June 30, 2002 the Group had €8.1 million available in unused short-term credit lines and overdraft facilities and €96.6 million in unused long-term credit lines.

Note 6 — Common stock and stock option plans

At June 30, 2002, the Company’s share capital consisted of 11,680,718 shares, each with a nominal value of €2.

Dividend rights

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s articles of incorporation. Retained earnings available for distribution totaled €6.9 million at June 30, 2002.

Stock options

Pursuant to various resolutions adopted by the Board of Directors, the Group has granted options to purchase Ordinary Shares to certain employees, executive officers and directors of the Group.

Pursuant to a resolution adopted by the Board of Directors, the Company has instituted a new stock option on May 15, 2002. Options granted under this new plan, which expires eight years from the date of grant, are vested by one fifth each year from May 2002 and cannot be generally exercised before 2005; options to subscribe 1,000 shares or more cannot be sold before May 15, 2006. Twenty percent of options granted in 1997 can be exercised in every twelve month period and expire eight years from the date of grant. Options granted under the provisions of the 2000 option plan, which expires eight years from the date of grant, cannot be generally exercised before 2003; options to subscribe 1,000 shares or more cannot be sold before January 18, 2005. Options granted under the provisions of the 2001 option plan, which expires eight years from the date of grant, are vested by one fifth each year from March 2001 and cannot be generally exercised before 2004; options to subscribe 1,000 shares or more cannot be sold before January 18, 2005.

The exercise price for each option is the average fair market value for the common stock during the 20 trading days ending on the trading day next preceding the date the option is granted.

Information relating to options outstanding at June 30, 2002 is summarized below:

		Options
Date of Board of	Options	outstanding at	Exercise price
Directors' Resolution	granted	June 30, 2002	per share (€)	Expiration date

May 5, 1997	100,000	58,135	61.0	May 4, 2005
January 18, 2000	231,000	217,250	49.9	January 17, 2008
March 14, 2001	256,000	249,500	71.2	March 13, 2009
May 15, 2002	138,100	138,100	43.5	May 14, 2010

Total	725,100	662,985

A summary of the Company’s stock option activity, and related information follows:

	June 30, 2002		June 30, 2001

	Number of	Weighted average	Number of	Weighted average
	options	exercise price	options	exercise price

Outstanding-beginning of period	532,381	61.3	292,922	52.3
Granted	138,100	43.5	256,000	71.2
Exercised	—	—	(2,061)	55.7
Forfeited	(7,496)	62.1	(1,727)	54.6

Outstanding-end of period	662,985	57.6	545,134	61.2

Exercisable-end of period	58,135	61.0	53,176	60.2

(a)	including options granted following the capital increase pursuant to French anti-dilution law.

In December 1996, the French Parliament adopted a law that requires French companies to pay French social contributions and certain salary-based taxes, which may represent, for the Company, up to 50% of the taxable salary, on the difference between the exercise price of a stock option and the fair market value of the underlying shares on the exercise date if the beneficiary disposes of the shares before a five year period following the grant of option.

The new law is consistent with personal income tax law that requires individuals to pay income tax on the difference between the option exercise price and the fair value of the shares at the grant date if the shares are sold or otherwise disposed of within five years of the option grant. The law applies to all options exercised after January 1, 1997.

The Group has not recorded a liability for social charges which may be assessed for options granted as of December 31, 2000, 2001 and as of June 30, 2002 as the liability, being dependent on future trading values of the Company’s shares and the timing of employees’ decisions to exercise options and sell the related shares cannot be estimated. The Group also does not consider that the liability is probable due to the income tax disincentives to employees of exercising options and selling the shares in less than a five-year period or four year for the plan dated March 2001.

Note 7 — Financial Instruments

Foreign currency exposure management

The reporting currency for the Group’s consolidated financial statements is the Euro. However, as a result of having primarily customers which operate in the oil and gas industry, more than 90% of the Group’s operating revenues are denominated in currencies other than the Euro, primarily the U.S. dollar.

As a result, the Group’s sales and operating income are exposed to the effects of fluctuations in the value of the Euro versus the U.S. dollar. A strengthening of the Euro compared to the U.S. dollar has a negative effect on the Group’s net sales and operating income denominated in U.S. dollars when translated to Euro, while a weakening of the Euro has a positive effect. In addition, the Group’s exposure to fluctuations in the Euro / U.S. dollar exchange rate has considerably increased over the last few years due to increased sales outside of Europe.

In order to improve the balance of its net position of receivables and payables denominated in foreign currencies, the Group maintains a portion of its financing in U.S. dollars. At June 30, 2002 and at December 31, 2001, the Group’s long-term debt denominated in U.S. dollars amounted to U.S.$ 241.5 million and U.S.$ 181.1, respectively. The Group also attempts to improve this balance by entering into forward exchange contracts.

In addition, to protect against the reduction in the value of future foreign currency cash flows, the Group follows a policy of selling U.S. dollars forward at average contract maturity dates which the Group attempts to match with future net U.S. dollar cash flows (revenues less costs in U.S. dollars) to be generated by firm contract commitments in its backlog generally over the ensuing six months. A similar policy, to a lesser extent, is carried out with respect to contracts denominated in British pounds. This foreign currency risk management strategy has enabled the Group to reduce, however, not eliminate the positive or negative effects of exchange movements with respect to these currencies.

Details of forward exchange contracts are as follows:

	June 30,	December 31,
	2002	2001

Notional amount (in millions of U.S.$)	107.85	89.0
Weighted average maturity	71 days	59 days
Weighted average forward Euro/U.S.$ exchange rate	0.8871	0.8848
Unrealized exchange gains (losses) (in millions of €) (a)	13.4	(0.4)

(a)	€10.9 million of unrealized exchange profit was designated as a hedge of foreign currency commitments at June 30, 2002 and deferred in the future period. Equivalent amount was a profit of €0.2 million at December 31, 2001.

Interest rate risk management

Since 1996, the Group maintains interest rate cap agreements to reduce the sensitivity of interest expense on its variable-rate debt to increases in interest rates.

The terms of these agreements as of June 30, 2002 are as follows:

June 30, 2002

Interest rate cap agreements
Notional amount (in millions)	€8.4 million
Interest rate cap	4.0%
Maturity date	July 01, 2002
Underlying variable rate debt instruments
Type of debt	Lease
Amount outstanding (in millions)	€9.7 million
Interest rate index	Euribor 6 months
Weighted average interest rate	3.43%
Weighted average maturity	42.7 months

The carrying amounts and fair values of these agreements were not significant at June 30, 2002.

Fair value information

The carrying amounts and fair values of the Group’s financial instruments are as follows:

	June 30, 2002		December 31, 2001

	Carrying	Fair	Carrying	Fair
(in millions of euro)	Amount	Value	Amount	Value

Cash and cash equivalents	65.1	65.1	56.7	56.7
Bank overdraft facilities	13.6	13.6	6.2	6.2
Bank loans, vendor equipment financing and shareholder loans:
• Variable rate	27.6	27.6	44.2	44.2
• Fixed rate	265.9	307.9	232.4	265.6
Foreign currency exchange contracts	13.4	13.1	(0.4)	(0.6)

The Group considers the carrying value for loan receivable and other investments, trade accounts and notes receivable, other receivables, trade accounts and notes payable and other current liabilities to be the most representative estimate of fair value.

For bank loans with fixed interest rates, the fair values have been estimated using discounted cash flow analyses based on the Group’s incremental borrowing rates for similar types of borrowing arrangements. For variable-rate bank loans, vendor equipment financing and the shareholder loans, fair values approximate carrying values.

The fair values of foreign currency exchange contracts are estimated based on current forward exchange rates for contracts with comparable maturities.

Note 8 — Commitments and contingencies

Leases

The Group leases primarily land, buildings and geophysical equipment under capital lease agreements expiring at various dates during the next five years. These capital lease commitments include the sale-leaseback agreement with respect to the Group’s head office in Massy.

The Group also operates presently seismic vessels under long-term charter agreements with ship-owners that expire at various dates over the next 20 to 60 months. Since April 1999, the Group has been operating a new seismic vessel under a long-term charter agreement, already signed at December 31, 1998, valid for a period of 8 years.

Other lease agreements relate primarily to operating leases for offices, computer equipment and other items of personal property.

Rental expense was €40.2 million at June 30, 2002 and €31.6 million at June 30, 2001.

At June 30, 2002 minimum rental commitments under all capital leases and operating leases for future years are as follows:

		Operating
(in millions of euro)	Capital leases	Leases

July 2002 - June 2003	14.4	45.8
July 2003 - December 2003	6.7	17.8
2004	8.9	21.6
2005	6.3	15.3
2006	8.9	14.9
Thereafter	0.4	9.2

Total minimum lease payments	45.6	124.6

Less: amounts representing interest	5.0

Present value of net minimum lease payments	40.6

Legal proceedings, claims and other contingencies

The Group is a defendant in a number of legal proceedings arising in the ordinary course of business and has various unresolved claims pending. The outcome of these lawsuits and claims is not known at this time. The Group believes that the resulting liability, if any, net of amounts recoverable from insurance or other sources, will not have a material adverse effect on its consolidated results of operations, financial position, or cash flows.

The Company has been sued by Parexpro (Portugal), for termination without cause of employment agreements and solicitation of a significant number of highly qualified staff in the field of reservoir evaluation, misappropriation of confidential information and documentation, clients, and loss of profits resulting therefrom.

This latter claim should not have any material impact on the Group’s results of operation, financial position, or cash flows.

Other commitments

Outstanding commitments are as follow:

	June 30,	December 31,
(in millions of euro)	2002	2002

Guarantees issued in favor of clients	25.3	33.2
Guarantees issued in favor of banks	21.2	22.6
Other guarantees (a)	27.1	48.6

(a)	Other guarantees relate primarily to guarantees issued by the Company on behalf of subsidiaries and affiliated companies in favor of customs or administrations

Compared to December 31, 2001, the decrease in guarantees issued in favor of clients from €33.2 million to €25.3 million was related to the decrease in return advance guarantees, from €5.6 million to €2.2 million and the decrease in guaranteed issued for performance bonds, from €22.1 million to €19.3 million.

The decrease in other guarantees from €48.6 million at December 31, 2001 to €27.1 million at June 30, 2002 was mainly due to the decrease of the customs guarantee for vessels temporary admission in Brazil, from €29.7 million to €17.3 million.

There are no significant commitments for capital expenditures at June 30, 2002.

Note 9 — Analysis by operating segment and geographic zone

The following tables present revenues, operating income and identifiable assets by operating segment, revenues by geographic zone (by origin) as well as net sales by geographic zone based on the location of the customer. The Group principally services the oil and gas exploration and production industry and currently operates in two industry segments:

•     Geophysical services, which consist of (i) land seismic acquisition, (ii) marine seismic acquisition, (iii) other geophysical acquisition, including activities not exclusively linked to oilfield services, and (iv) data processing, and data management;

•     Products, which consist of the manufacture and sale of equipment involved in seismic data acquisition, such as recording and transmission equipment and vibrators for use in land seismic acquisition, and software development and sales.

Inter-company sales between such industry segments are made at prices approximating market prices and relate primarily to equipment sales made by the geophysical products segment to the geophysical services segment. These inter-segment sales, the related operating income recognized by the geophysical products segment, and the related effect on capital expenditures and depreciation expense of the geophysical services segment are eliminated in consolidation and presented in the column “Eliminations and Adjustments” in the tables which follow.

Operating income represents operating revenues and other operating income less expenses of the industry segment. It includes non-recurring and unusual items, which are disclosed in the operating segment if material. General corporate expenses, which include Group management, financing, and legal activities, have been included in the column “Eliminations and Adjustments” in the tables which follow. The Group does not disclose financial expenses or revenues by operating segment considering these items are not followed by the operating management and financing and investing are mainly managed at a corporate level.

Identifiable assets are those used in the operations of each industry segment and geographic zone. Unallocated and corporate assets consist primarily of financial assets, including cash and cash equivalents, and the Group’s Corporate headquarters in Massy.

Net sales originating in France include export sales of approximately €90.4 million at June 30, 2002 and €105.7 at June 30, 2001. For the first half of 2002, the Group’s two most significant customers accounted for 11.3% and 7.7%, respectively, of the Group’s consolidated revenues compared with 12.7 % and 8.6%, for the first half of 2001.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

Analysis by industry segment

	Six months ended June 30, 2002					Six months ended June 30, 2001

			Eliminations					Eliminations
			and		Consolidated			and	Consolidated
	Services	Products	Adjustments		Total	Services	Products	Adjustments	Total

		(in € million)					(in € million)
Revenues from unaffiliated customers	232.3	104.0			336.3	245.7	132.4		378.1
Inter-segment revenues	0.4	39.2	(39.6)		—	1.3	16.0	(17.3)	—

Operating revenues	232.7	143.2	(39.6)		336.3	247.0	148.4	(17.3)	378.1

Operating income (loss)	1.9	25.3	(10.3	)(a)	16.9	(11.6)	32.9	(7.0)	14.3

Equity income (loss) of investees	2.0	(0.8)	—		1.2	4.2	0.4	—	4.6
Capital expenditures (b)	134.1	1.8	(8.3)		127.6	55.2	4.2	(5.1)	54.3
Depreciation and amortization (c)	69.6	6.6	(2.7)		73.5	61.0	8.9	(2.8)	67.1
Corporate assets amortization					0.2				0.2
Investments in companies under equity method	0.2	—	—		0.2	—	—	—	—

Identifiable assets	685.2	259.3	(58.6)		885.9	652.9	302.8	(39.7)	916.0

Unallocated and corporate assets					103.4				121.3

Total assets					989.3				1,037.3

(a)	Includes general corporate expenses of €5.4 million for the six months of 2002 and €3.8 million for the comparable period in 2001.

(b)	Includes investments in multi-client surveys of €60.4 million for the six months of 2002 and €31.0 million for the comparable period of 2001, and equipment acquired under capital leases, of which there was €5.1 million in the six months of 2002 and €1.8 million for the comparable period of 2001.

(c)	Includes multi-client amortization of €39.2 million for the six months of 2002 and €29.1 million for the comparable period of 2001, and goodwill amortization for our Services and Products segments of €0.7 million and €2.6 million, respectively, for the six months of 2002 and €0.7 million and €2.6 million, respectively, for the comparable period of 2001.

	Three months ended June 30, 2002					Three months ended June 30, 2001

			Eliminations					Eliminations
			and		Consolidated			and	Consolidated
	Services	Products	Adjustments		Total	Services	Products	Adjustments	Total

		(in € millions)					(in € millions)
Revenues from unaffiliated customers	125.3	53.2			178.5	120.1	75.8		195.9
Inter-segment revenues	0.2	28.2	(28.4)		—	0.9	7.2	(8.1)	—

Operating revenues	125.5	81.4	(28.4)		178.5	121.0	83.0	(8.1)	195.9

Operating income (loss)	1.7	13.5	(5.4	)(a)	9.8	(4.4)	21.0	(4.0)	12.7

Equity income (loss) of investees	1.4	(0.4)	—		1.0	2.4	0.7	—	3.1
Capital expenditures(b)	82.0	1.2	(4.2)		79.0	30.3	2.3	(2.1)	30.5
Depreciation and amortization(c)	34.1	3.2	(1.3)		36.0	26.8	4.4	(1.3)	29.9
Corporate assets amortization					0.1				0.1
Investments in companies under equity method	—	—	—		—	0.3	—	—	0.3

(a)	Includes general corporate expenses of €2.9 million for the quarter and €2.1 million for the comparable period in 2001.

(b)	Includes investments in multi-client surveys of €28.9 million for the quarter of 2002 and €14.2 million for the comparable period of 2001, and equipment acquired under capital leases, of which there was €5.1 million in the quarter and €1.8 million for the comparable period of 2001.

(c)	Includes multi-client amortization of €18.9 million for the quarter of 2002 and €17.8 million for the comparable period of 2001,and goodwill amortization for our Services and Products segments of €0.4 million and €1.2 million, respectively, for the quarter and €0.4 million and €1.4 million, respectively, for the comparable period of 2001.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

Analysis by geographic zone

Analysis of operating revenues by location of customers

	June 30,

(in millions of euro)	2002	2001

France	2.4	5.8
Rest of Europe	59.6	78.3
Asia and Australia	80.3	102.5
Africa	51.5	71.3
Americas	142.5	120.2

Consolidated total	336.3	378.1

Analysis of operating revenues by origin

	June 30,

(in millions of euro)	2002	2001

France	92.8	111.5
Rest of Europe	33.6	38.1
Asia and Australia	39.7	68.8
Africa	38.4	56.5
Americas	131.8	103.2

Consolidated total	336.3	378.1

Due to the constant change in working locations the Group does not track its assets based on country of origin or ownership.

Note 10 — OTHER REVENUES AND EXPENSES

	Six months ended		Three months ended
	June 30,		June 30,

(in millions of euro)	2002	2001	2002	2001

Assets depreciation(a)	(2.0)	—	(2.0)
Restructuring costs	(0.1)	0.5	(0.1)	0.7
Variation of reserves for restructuration	0.5		0.2
Assets write-downs
Goodwill write-downs
Other	(0.4)	0.9	(0.1)	(0.1)

Non-recurring revenues (expenses) net	(2.0)	1.4	(2.0)	0.6
Gains (losses) on sales of assets	(0.8)	0.2	(0.3)	0.1

Other revenues (expenses) net	(2.8)	1.6	(2.3)	0.7

(a)	Related to Paradigm shares (see Note 16)

Note 11 — Income taxes

Income tax expense consists of:

	Six months ended		Three months ended
	June 30,		June 30,

(in millions of euro)	2002	2001	2002	2001

France
current income taxes	(0.2)	(0.1)	—	(0.1)
tax credits		—		—
deferred taxes and other (b)	0.3	—	—	—
Foreign countries
current income taxes (a)	4.9	6.9	1.2	4.4
deferred taxes and other (b)	(0.2)	(0.2)	0.6	0.3

Total income tax expense	4.8	6.6	1.8	4.6

(a)	includes withholding taxes

(b)	includes primarily deferred tax income related to elimination of inter-company margin and to loss carry forwards in Venezuela and United Kingdom

Undistributed earnings of subsidiaries and the Group’s share of undistributed earnings of companies accounted for using the equity method amount to €181.4 million and to €191.6 million at June 30, 2002 and at December 31, 2001, respectively. No provision for French taxes on these earnings has been provided which the Group considers to be indefinitely reinvested or which would not be taxed when remitted.

Note 12 — Personnel

The number of personnel employed by consolidated subsidiaries was 3,392 at June 30, 2002 and 3,493 at December 31, 2001.

The analysis of personnel is as follows:

	June 30,	December 31,
	2002	2001

Personnel employed under French contracts
• Geophysical services	916	943
• Products	550	547
Personnel employed under local contracts	1,926	2,003

Total	3,392	3,493

Including field staff of:	787	782

The total cost of personnel employed by consolidated subsidiaries amounted to €112.2 million at June 30, 2002 and €120.2 at June 30, 2001.

Note 13 — Related party transactions

Operating transactions

The Group manufactures equipment and provides geophysical services to oil and gas exploration and production subsidiaries of TotalFinaElf S.A. pursuant to contracts entered into at an arm’s-length basis. TotalFinaElf S.A. holds controlling interests in Total Chimie, one of the major shareholders of the Company during the periods presented.

Operating sales to TotalFinaElf amounted to €12.4 million at June 30, 2002 and €48.1 million at the same period in 2001. As of June 30, 2002, TotalFinaElf owed €6.6 million to the Group.

Louis Dreyfus Armateurs (“LDA”) provides ship management services for a portion of our fleet. Charter parties associated with these services are concluded at arm’s length. Debt to LDA was €0.7 million as of June 30, 2002. Total net charges paid throughout the half-year for the providing of ship management services amounted to €5.1 million, and the future commitments for such services to LDA were €14.6 million.

LDA is an owner, together with the Group, of a company consolidated under equity method by the Group, Geomar, owner of the “CGG Alizé” seismic ship. LDA has a 51% stake in Geomar, and amounts paid to Geomar by the Group during the half-year were €5.5 million, while future charterparty amounts due to Geomar amounted to €52.9 million.

At June 30, 2002, the sales of geophysical products from Sercel to Argas, owned by the Group up to 49%, amounted to €4.3 million representing approximately 1.0% of the Group revenues.

Financing

No credit facility or loan was granted to the Company by shareholders during the three periods presented.

Note 14 — Supplementary cash flow information

Cash paid for income taxes and interest was as follows:

	June 30,	June 30,
(in millions of euro)	2002	2001

Interest	15.8	12.7
Income taxes	11.2	3.1

Non-cash investing and financing transactions that are excluded from the consolidated statements of cash flows consist of the following:

	June 30,	June 30,
(in millions of euro)	2002	2001

Equipment acquired under capital leases	5.1	1.8

Note 15 — Asset valuation allowances

     Details of valuation allowances recorded against assets are as follows:

		Half Year ended June 30, 2002

		Additions/
	Balance at	Deductions
	beginning	charged to		Balance at
(in millions of euro)	of year	income	Other (a)	end of year

Trade accounts and notes receivable	7.0	1.4	(0.2)	8.2
Inventories and work-in-progress	35.0	0.8	(2.9)	32.9
Other current assets	0.5	(0.2)		0.3
Loans receivable and other investments	0.9	0.7		1.6

(a)	including the effects of exchange rate changes and acquisitions and divestitures

Note 16 — SUBSEQUENT EVENTS

On May 21, 2002, Talamantes B.V., a Dutch company and Paradigm Geophysical Ltd (“PGEO”) entered into an Agreement of Merger providing for the merger of PGEO into Talamentes or one of its subsidiaries. Pursuant to the Merger Agreement, all PGEO outstanding ordinary shares will be converted into the right to receive $5.15 in cash (“the Merger Consideration”), without interest thereon. In consideration of the execution of the Merger Agreement by PGEO, CGG entered into a voting agreement, dated as of May 21, 2002, with Talamantes, by which CGG agrees to vote in favor of the Merger. The Merger was completed on August 13, 2002 and the shares CGG held in PGEO were therefore converted into the right to receive the Merger Consideration payable upon surrender of the relevant share certificate.

On July 4, 2002, the Company acquired a 30% stake in the share capital of Teknosif Sdn Bhd with a value of 405,000 Malaysian Ringgit (€108,000). Teknosif Sdn Bhd is engaged in data processing activities and is incorporated in Malaysia.

On July 29, 2002, the Company received a verification notice from the French taxation authorities requesting documentation with respect to corporate tax and value added tax. The corporate tax audit covers the 1991 through 2001 fiscal years, as required by French law for the use of net operating loss carryforwards. The tax audit procedure has not yet begun at this time.

Note 17 — SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE GROUP AND U.S. GAAP

The accompanying consolidated financial statements have been prepared in accordance with French GAAP, which differ in certain significant respects from U.S. GAAP. These differences relate mainly to the following items, and the necessary adjustments are shown in the tables in Note18.

Derivative instruments and hedging activity

Under French GAAP, as described in Note 7, derivative instruments used as hedges are not recognized in the balance sheet, and hedging gains and losses are recorded in the same period as the income or loss on the hedge transactions.

Under U.S. GAAP beginning January 1, 2001 with the adoption of SFAS No. 133, all derivative instruments are recorded in the balance sheet at fair value. Specifically,

•	hedge accounting may only be applied to hedges meeting strict criteria and SFAS No. 133 defines new requirement for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting;

•	for derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity (Other Comprehensive Income), then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs;

•	for derivatives qualifying as fair value hedges, changes in fair value of both the derivative and the hedged item are recognized in earnings;

•	for embedded derivatives in long-term contracts in foreign currencies (primarily U.S. dollar), revenue and expenses with a non-U.S. client or supplier are recognized at the forward exchange rate negotiated at the beginning of the contract. The variation of fair market value of the embedded derivative foreign exchange contracts is recognized in earnings;

•	if hedge accounting is not applied, changes in the fair value of derivative instruments are recorded in earnings.

Goodwill

According to French GAAP, goodwill is amortized on a straight-line basis over its estimated useful life.

Under U.S. GAAP, applying SFAS No. 141 and No. 142 (“Business Combinations” and “Goodwill and Other Intangible Assets”), goodwill is no longer amortized on a straight-line basis over its estimated useful life; instead, an impairment test, based on fair value, is performed at least annually.

Stock-based compensation

Under French GAAP, no compensation cost is recognized for stock options.

For U.S. GAAP purposes, the stock-based compensation plans qualify as fixed plans under U.S. GAAP, compensation cost is recorded under APB25 equal to the excess, if any, of the market price over the exercise price of the underlying shares at the date of grant.

Note 18 — RECONCILIATION TO U.S. GAAP

• Consolidated Net Income

	June 30, 2002	June 30, 2001	December 31, 2001

(in €million, except per share data)	(unaudited)	(Unaudited)
Net income (loss) as reported in the Statement of operations	0.3	(5.1)	15.7
Goodwill amortization	3.3
Derivative instruments and hedging activities	(4.1)		(6.4)

Net income (loss) according to U.S. GAAP	(0.5)	(5.1)	9.3

Weighted average number of shares outstanding	11,680,718	11,511,118	11,609,393
Dilutive potential shares from stock-options	34,525	83,095	33,321

Dilutive weighted average number of shares outstanding	11,715,243	11,594,213	11,642,714
Net income (loss) per share
Basic	(0.04)	(0.44)	0.80
Diluted	(0.04)	(0.44)	0.80

• Shareholders’ equity

	June 30,	December 31,
	2002	2001

(in € million)	(Unaudited)
Shareholders’ equity as reported in the Consolidated Balance Sheets	433.3	462.8
Cumulative effect adjustment	(6.4)	—
Goodwill amortization	3.3	—
Derivative instruments and hedging activities	(4.1)	(6.4)
Other comprehensive income	2.2	—

Shareholders’ equity according to U.S. GAAP(1)	428.3	456.4

(1)	Including comprehensive income of €(28.1) million for the half year of 2002 and €24.2 for the year 2001

Note 19 — ADDITIONAL U.S. GAAP DISCLOSURES

U.S. Accounting Standards

On January 1, 2002, the Group adopted SFAS No. 141, “Business Combinations” and SFAS No. 142, “ Goodwill and Other Intangible Assets”.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, although goodwill on business combinations consummated after July 1, 2002 is not amortized.

As recommended by this Statement, the Group evaluated first the fair value for the reporting units and compared them to the book value. The Group concluded that the fair value of the reporting units was higher than the book value and did not need to perform the second step, which consists in determining the impairment.

The impact of adoption of these statements on the Group’s net income as of June 30, 2002 and 2001, and December 31, 2001 (pro forma) is as follows:

	June 30,	June 30,	December 31,
(in euro million except per share data)	2002	2001	2001

Net income (loss) reported	0.3	(5.1)	15.7
Restatement: amortization of goodwill	3.3	3.3	6.5

Net income (loss) restated	3.6	(1.8)	22.2

Net income (loss) per share restated
— Basic	0.3	(0.2)	1.9
— Diluted	0.3	(0.2)	1.9

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by a sale consistent with the fundamental provisions of SFAS No. 121. While it supersedes portions of APB Opinion 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, it retains the discontinued operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded as net realizable value, and future operating losses are no longer recognized before they occur. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with an early application encouraged. The provisions of SFAS No. 144 are generally to be applied prospectively. The Group adopted SFAS No. 144 on January 1, 2002 and this adoption had no impact on the Group’s net income.

Stock option plans

The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following average assumptions for the options granted in 2002, 2001, 2000 and 1997:

	2002	2001	2000	1997

Risk-free interest rates	3.3%	4.87%	5.77%	4.1%
Dividend yields	0.0%	0.0%	0.0%	0.0%
Volatility factor of the expected market price of the
Company’s ordinary shares	0.429	0.436	0.528	0.43

The expected life of those options ranging from 3 to 8 years and the weighted average remaining contractual is 6.2 years as of June 30, 2002.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro forma information follows (in millions of euro except for income (loss) per share information):

	June 30,	June 30,	December 31,
	2002	2001	2001

Pro forma net income (loss)	(2.7)	(7.0)	11.6
Pro forma income (loss) per share	(0.2)	(0.6)	1.0

The weighted-average fair value of options granted during 2002, 2001, 2000 and 1997 was as follows:

	2002	2001	2000	1997

Options whose price was lower than the market price of the underlying shares on the grant date	€43.47	—	€34.32	€39.97
Options whose price equaled the market price of the underlying shares on the grant date	—	—	—	—
Options whose price was greater than the market price of the underlying shares on the grant date	—	€37.42	—	—

Item 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Factors Affecting Results of Operations

     We divide our businesses into two segments, geophysical services and geophysical products. Operationally, the Services segment is organized into three strategic business units, or SBUs:

•	the Land SBU for land and shallow water seismic acquisition activities;

•	the Offshore SBU for marine seismic acquisition, multi-client library sales and borehole seismic; and

•	the Processing & Reservoir SBU for seismic data processing, data management and reservoir studies.

     We have organized our Services segment in this way since 1999.

     Our Products segment includes primarily our equipment manufacturing subsidiaries comprising Sercel.

     During 2000 and 2001, our operational capability has been enhanced by several strategic acquisitions, which have broadened the market presence of both our Products segment and our Offshore strategic business unit (“SBU”). We did not make any acquisitions or divestitures during the first six months of 2002. During 2000 and 2001, our shareholders’ equity has increased by an aggregate of €191 million, and shareholders equity in the first six months of 2002 decreased by an aggregate of €30 million. We issued U.S.$170 million (€191 million) of seven-year senior notes at the end of 2000, with an additional offering in February 2002 of U.S.$55 million (€62 million) of such notes.

     Overall demand for geophysical services is dependent upon spending by oil and gas companies for exploration, production, development and field management activities. This spending depends in part on present and expected future oil and gas prices. Most of 1999 was characterized by depressed oil prices, which resulted in lower levels of cash flow for oil and gas companies and lower spending on exploration and production, including geophysical services. Oil and gas prices increased significantly from mid-1999 through 2000, resulting in a modest increase in spending on geophysical services by our clients. In early 2001, economic conditions in Europe and the United States began to deteriorate, and oil and gas prices declined. The events of September 11, 2001 compounded the worsening economic climate. These conditions, in turn, resulted in a reduction in energy demand and downward pressure on energy prices, particularly gas in North America, as well as oil worldwide. Nevertheless, the seismic industry market continued its recovery, albeit at a slower rate. We believe that this resilience resulted in particular from the necessity for the major oil and gas operators to replace reserves which otherwise are currently being depleted at a rate estimated by industry analysts at 5 to 10% per year.

     Revenues in the first six months of 2002 decreased 11% compared with our revenues for the first six months of 2001. This decrease resulted primarily from a slowdown in our Land SBU that experienced a decrease in revenues of 22% in the first six months of 2002 compared to the same period in 2001 as well as for our Products segment. Revenues from our Offshore SBU were stable despite the sale of our radio positioning business and the upgrading of one of our vessels, and revenues from our Processing & Reservoir SBU increased 17%. Revenues for the first six months of 2002 for our Products segment decreased 21% compared to our revenues for the same period in 2001, in a weaker equipment market globally. Our backlog as of June 30, 2002 was €290 million (U.S.$289 million), compared to €343 million (U.S.$291 million) as of June 30, 2001, representing a 15% decrease, which was primarily attributable to our Products segment.

     Our results of operations have also been affected by the shift in the offshore market towards a higher proportion of non-exclusive surveys, which have larger initial financing requirements. Non-exclusive surveys accounted for approximately 65% of our marine seismic activities in 2000. In 2001, our marine seismic activities were more evenly balanced between exclusive and non-exclusive surveys, with non-exclusive surveys accounting for approximately 43% of our marine seismic activities in 2001. For the first half of 2002, non-exclusive surveys accounted for approximately 68% of our marine seismic activities due to an important survey conducted during the year 2002 that was highly pre-committed by Petrobras in Brazil.

Acquisitions and Dispositions

     Effective December 24, 2001, we sold the three companies comprising our radio positioning business to Fugro N.V. (“Fugro”), a Dutch corporation, for €7 million in cash.

     On January 16, 2001, we acquired two marine seismic vessels and certain seismic data from an affiliate of Aker. As consideration for this acquisition, we paid U.S.$25 million in cash, which we funded using a portion of the proceeds of our offering of senior notes in November 2000, and we issued 1,591,407 shares of our common stock at a value of approximately €69.27 per share, representing approximately €110 million, to Aker.

     On December 21, 2000, we purchased from LDA its 40% interest in CGG Marine, acquired 50% of the capital stock of the entity that owns the CGG Mistral, and agreed to the subsequent upgrade of the CGG Mistral from six to ten streamers. In connection with these transactions and as consideration for these acquisitions, we issued to LDA 413,969 shares of our common stock having a value of approximately €29 million at closing.

     As a result of the foregoing transactions, we significantly upgraded our fleet capacity and will further increase our capacity with the upgrade of the CGG Mistral, which was completed in July 2002. In addition, as result of the Aker acquisition, we acquired certain seismic data. We plan to continue developing our marine acquisition services to strengthen our position in this part of the market and to continue strengthening our position in the marine seismic market for non-exclusive data by further developing our non-exclusive data library. We believe that a strong position in these areas is vital to enhance further our global competitive position as it will permit us to adapt to current market demand and will provide opportunities for significant future sales. Our results of operations will depend on our continuing ability to take advantage of market demand and position ourselves to take advantage of future opportunities.

     On October 4, 2000, we sold our interpretation software subsidiaries, Flagship S.A. and Flagship LLC, to Paradigm Geophysical Ltd. (“Paradigm”). In connection with the transaction, we received U.S.$4 million in cash and 1,500,000 shares of Paradigm common stock, representing approximately 11% of Paradigm’s outstanding capital stock and having a value of approximately U.S.$10.5 million at closing.

     On September 29, 2000, we acquired Mark Products, a leading manufacturer of geophones, hydrophones, cables and connectors used in land, marine and transition zone geophysical applications worldwide. As consideration for the acquisition, we issued 352,237 shares of our common stock, having a value of approximately €27 million at closing.

Corporate Restructuring Plan

     In response to weak market conditions, in October 1998 we began a corporate restructuring plan in which we reduced our total headcount by 900, primarily through the reduction of 419 full-time jobs at our offices and data processing center at Massy, France and lay-offs in overseas locations. We anticipated the cost savings related to our restructuring plan to be approximately €46 million annually starting in 2001 and our experience in the year ended December 31, 2001 is in line with this estimate. For the year ended December 31, 2000, we estimate that we realized cost savings related to this plan of approximately €38 million. In 1998 and 1999, we recorded €35 million in charges to establish a reserve related to the costs of implementing the restructuring plan.

     In addition, we continuously review our operating efficiency and cost structure and seek to improve them through productivity gains and the optimization of purchases and sub-contract services. For example, we recently renegotiated time charters of two ships with LDA, the shipowner. These optimization programs are established and implemented by each SBU through specific action plans.

Critical Accounting Policies

     Our significant accounting policies, which we have applied consistently in all material respect, are more fully described in Note 1 to our consolidated annual financial statements contained in our Annual Report for the year 2001 on Form 20-F. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. As we must exercise significant judgment when we apply these policies, their application is subject to an inherent degree of uncertainty. We believe the following critical accounting policies require our more significant judgments and affect estimates used in the preparation of our consolidated financial statements.

Multi-client survey accounting

     Within our Services segment, when we acquire and process data on a non-exclusive basis, we recognize revenue when services are performed and invoiced to the customer. We amortize multi-client survey data over the expected marketing period for the related survey (generally between three and seven years), on a pro-rata method based on recognized revenues as a percentage of total estimated revenues. We estimate total revenues based on a combination of factors, including our experience in the relevant geographical region of the survey and market conditions in that region. Generally, the revenues we have recognized have not differed materially from our estimates. Future adverse changes in market conditions in the applicable geographic area could, however, cause material differences and require a downward adjustment to the net book value of the survey.

Exclusive survey accounting

     Within our Services segment, when we acquire or process seismic data on an exclusive contract basis, we recognize revenue using the percentage of completion method. Use the percentage of completion method requires us to make estimates of our future costs under the related contract.

Goodwill amortization and impairment of long-lived assets

     We amortize goodwill on a straight-line basis over future periods of benefit, as estimated by management, which may range from five to twenty years. We select the period of benefit on the strategic significance of the asset acquired.

     We assess the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important that could trigger an impairment review include the following:

•	significant underperformance relative to expected operating results based upon historical and/or projected data;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

     When we determine that the carrying value of intangibles, long-lived assets and goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we compare that the carrying value of each group of autonomous assets (independent operating units or subsidiaries) with the undiscounted cash flows that they are expected to generate based upon our expectations of future economic and operating conditions. Should this comparison indicate that an asset is impaired, the write-down recognized is equivalent to the difference between carrying value and either value or the sum of discounted future cash flows.

Three months ended June 30, 2002 compared with three months ended June 30, 2001

Revenues by Activity

     The following table sets forth our consolidated operating revenues by activity, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Three months ended June 30,

	2002		2001

	(in € million, except percentages)
Land SBU	47.5	27%	55.8	28%
Offshore SBU	49.5	28	37.7	19
Processing & Reservoir SBU	28.3	15	26.6	14

Services	125.3	70%	120.1	61%
Products	53.2	30	75.8	39

Total	178.5	100%	195.9	100%

Revenues by Region (by location of customers)

     The following table sets forth our consolidated operating revenues by region, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Three months ended June 30,

	2002		2001

	(in € million, except percentages)
Americas	73.2	41%	59.2	30%
Asia-Pacific/Middle East	35.7	20	56.0	29
Europe and CIS	36.7	21	45.1	23
Africa	32.9	18	35.6	18

Total	178.5	100%	195.9	100%

Operating Revenues

     Our consolidated operating revenues for the quarter decreased 9% to Euros 178.5 million from Euros 195.9 million for the comparable period in 2001. This decrease was primarily attributable to decreases in operating revenues from our Land SBU and Products segment.

     Services

     Operating revenues for our Services segment (excluding internal sales) increased 4% to Euros 125.3 million for the second quarter of 2002 from Euros 120.1 million for the comparable period in 2001.

     Land SBU. Operating revenues for our Land SBU decreased 15% for the three months ended June 30, 2002 of 2002 to Euros 47.5 million compared to Euros 55.8 million for the comparable period in 2001. This downturn in activity is a consequence of our low backlog in the fourth quarter of 2001.

     Offshore SBU. Operating revenues for our Offshore SBU increased 31% to Euros 49.5 million in the three months ended June 30, 2002 compared to Euros 37.7 million for the comparable period in 2001. The increase was due to better operating performance of our vessels and improved pricing for certain studies. This increase occurred despite the temporary unavailability of the CGG Mistral and the sale of our radio positioning business. Multi-client data sales increased 66% to Euros 28.7 million for the three months ended June 30, 2002 from Euros 17.3 million for the comparable period of 2001 due to the high level of pre-commitment sales for surveys in progress during the quarter. Multi-client after-sales during the three months ended June 30, 2002 were lower than in the comparable period of 2001 following slow decision-making among our major clients. Exclusive contracts accounted for 47% of our marine seismic sales for the three months ended June 30, 2002.

     Processing & Reservoir SBU. Operating revenues for our Processing & Reservoir SBU for the three months ended June 30, 2002 increased 6% to Euros 28.3 million compared to Euros 26.6 million for the comparable period in 2001. This increase is primarily due to continued high-end product market penetration.

     Products

     Operating revenues for our Products segment decreased by 2% to Euros 81.4 million for the three months ended June 30, 2002 from Euros 83.0 million for the comparable period in 2001. Excluding intra-group sales, revenues decreased 30% to Euros 53.2 million for the three months ended June 30, 2002 compared to Euros 75.8 million for the comparable period in 2001. A decrease in demand for land products from international contractors, which reached an all time high in the second quarter of 2001, was somewhat balanced by resilience of demand from national oil companies and by increased sales of marine products incorporating the new Solid Seal technology, which was used in the refitting of the CGG Mistral.

Operating Expenses

     Cost of operations, including depreciation and amortization, decreased 11% to Euros 139.1 million for the three months ended June 30, 2002 from Euros 155.9 million for the comparable period in 2001. As a percentage of operating revenues, cost of operations decreased to 78% in the three months ended June 30, 2002 compared to 80% in the comparable period of 2001 due to improvements in our cost and operational efficiency. Gross profit decreased slightly to Euros 39.4 million for the three months ended June 30, 2002 compared to Euros 40.0 million for the comparable period in 2001.

     Research and development expenditures, net of government grants, decreased 9% to Euros 7.2 million for the three months ended June 30, 2002 compared to Euros 7.9 million in the comparable period in 2001.

     Selling, general and administrative expenses were stable at Euros 20.1 million. As a percentage of operating revenues, selling, general and administrative costs increased to 11% for the for the three months ended June 30, 2002 compared to 10% in the comparable period in 2001.

Operating Income (Loss)

     We had an operating income (before amortization of goodwill) of Euros 9.8 million for the three months ended June 30, 2002 compared to Euros 12.7 million for the comparable period of 2001.

     Operating income from our Services segment was Euros 1.7 million in the quarter compared to an operating loss of Euros 4.4 million for the comparable period of 2001. All of our Services SBUs improved their profitability for the three months ended June 30, 2002 compared to the comparable period of 2001.

     Operating income from our Products segment was Euros 13.5 million in the three months ended June 30, 2002 compared to Euros 21.0 million for the comparable period of 2001. The decrease resulted essentially from the decreased demand for land products.

     Other expenses amounted to Euros 2.3 million for the three months ended June 30, 2002 and were primarily attributable to a depreciation related to our anticipated sale of Paradigm stock.

Financial Income and Expenses, Net

     Net interest expense increased 31% to Euros 7.6 for the three months ended June 30, 2002 from Euros 5.8 million for the comparable period in 2001. The issuance of an additional U.S. $55 million 10 5/8% Senior Notes due 2007 in February 2002 increased our cost of debt.

     Foreign exchange gains were Euros 6.2 million for the three months ended June 30, 2002, due to favorable hedges, compared to a Euros 2.6 million foreign exchange loss for the comparable period in 2001.

Equity in Income (Losses) of Investees

     Income from investments accounted for under the equity method decreased to Euros 1.0 million for the three months ended June 30, 2002 from Euros 3.1 million compared to the comparable period in 2001. Equity in income from Argas, our joint venture in Saudi Arabia, was Euros 1.4 million for the three months ended June 30, 2002 compared to Euros 2.4 million for the comparable period in 2001.

Income Taxes

     Income taxes decreased to Euros 1.9 million for the three months ended June 30, 2002 from Euros 4.6 million for the comparable period in 2001, principally attributable to a different mix of our activity, particularly in certain countries where our operations were subject to taxation based on revenues.

     Since we earn the majority of our taxable income outside of France, foreign taxation significantly affects our overall income tax expense. We are not subject to a worldwide taxation system and the income tax paid in foreign countries, mainly when based on revenues, does not generate comparable tax credits in France.

Net Income (Loss)

     Our net income for the three months ended June 30, 2002 was Euros 5.9 million compared to Euros 1.0 million for the comparable period in 2001.

Six months ended June 30, 2002 compared with six months ended June 30, 2001

Revenues by Activity

     The following table sets forth our consolidated operating revenues by activity, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Six months ended June 30,

	2002		2001

	(in € million, except percentages)
Land SBU	82.6	25%	105.7	29%
Offshore SBU	90.6	27	89.3	23
Processing & Reservoir SBU	59.1	17	50.7	13

Services	232.3	69%	245.7	65%
Products	104.0	31	132.4	35

Total	336.3	100%	378.1	100%

Revenues by Region (by location of customers)

     The following table sets forth our consolidated operating revenues by region, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Six months ended June 30,

	2002		2001

	(in € million, except percentages)
Americas	142.5	42%	120.1	32%
Asia-Pacific/Middle East	80.3	24	102.6	27
Europe and CIS	62.0	18	84.1	22
Africa	51.5	16	71.3	19

Total	336.3	100%	378.1	100%

Operating Revenues

     Our consolidated operating revenues for the six months ended June 30, 2002 decreased 11% to Euros 336.3 million from Euros 378.1 million for the comparable period in 2001

     Services

     Operating revenues for our Services segment (excluding internal sales) for the six months ended June 30, 2002 decreased 5% to Euros 232.3 million from Euros 245.7 million for the comparable period in 2001. This decrease was primarily due to a decrease in operating revenues in our Land SBU.

     Land SBU. Operating revenues for our Land SBU for the six months ended June 30, 2002 decreased 22% to Euros 82.6 million compared to Euros 105.7 million for the comparable period in 2001. This significant downturn in activity is a consequence of our low backlog in the fourth quarter of 2001, which mainly impacted the first quarter. During the first six months of 2002, 13 crews on average were in operation compared to 14 crews on average for the comparable period in 2001.

     Offshore SBU. Operating revenues for our Offshore SBU for the six months ended June 30, 2002 increased to Euros 90.6 million compared to Euros 89.3 million for the comparable period in 2001.

     Multi-client data sales increased 51% to Euros 61.1 million for the six months ended June 30, 2002 from Euros 41.0 million for the comparable period in 2001 essentially due to high level of pre-commitment sales. Exclusive contracts accounted for 32% of our offshore sales for the six months ended June 30, 2002 compared to 54% for the comparable period in 2001.

     Processing & Reservoir SBU. Operating revenues for our Processing & Reservoir SBU for the six months ended June 30, 2002 increased 17% to Euros 59.1 million compared to Euros 50.7 million for the comparable period in 2001, following an upturn that began during the fourth quarter of 2001 in markets from certain high end products.

     Products

     Operating revenues for our Products segment in the six months ended June 30, 2002 decreased 4% to Euros 143.2 million compared to Euros 148.4 million for the comparable period in 2001. Excluding intra-group sales, operating revenues decreased 21% to Euros 104.0 million for the six months ended June 30, 2002 compared to 132.4 million for the comparable period in 2001. Sales of land products experienced softer demand from international contractors than in the prior period, while marine sales benefited from sales of Solid Seal products.

Operating Expenses

     Cost of operations, including depreciation and amortization, decreased 16% to Euros 259.6 million for the six months ended June 30, 2002 from Euros 309.7 million in the comparable period of 2001. As a percentage of operating revenues, cost of operations decreased to 77% in the first six months of 2002 compared to 82% in the first six months of 2001 essentially due to more effective operations, principally for Land SBU and Offshore SBU. Gross profit increased to Euros 76.7 million for the six months ended June 30, 2002 compared to Euros 68.4 million for the comparable period in 2001.

     Research and development expenditures, net of government grants, decreased 15% to ¬14.1 million compared to ¬16.5 million in the comparable prior period in 2001.

     Selling, general and administrative expenses increased 9% to Euros 42.9 million for the six months ended June 30, 2002 compared to Euros 39.2 million for the comparable period in 2001,due to a reclassification in the first quarter of 2002 of certain amounts formerly accounted for as cost of sales. As a percentage of operating revenues, selling, general and administrative costs increased to 13% in the six months ended June 30, 2002 compared to 10% in the comparable period in 2001.

     Other expenses amounted to Euros 2.8 million for the six months ended June 30, 2002. This amount included non-recurring losses resulting from streamer damage on one of our seismic vessels and the depreciation related to our anticipated sale of Paradigm stock.

Operating Income (Loss)

     We had an operating income for the six months ended June 30, 2002 of Euros 16.9 million compared to an income of 14.3 million in the comparable period in 2001.

     Operating income from our Services segment was Euros 1.9 million for the six months ended June 30, 2002 compared to an operating loss of Euros 11.6 million for the comparable period of 2001. This significant increase resulted primarily from the improvement of the profitability in our Services segment.

     Operating income from our Products segment was Euros 25.3 million for the first half of 2002 compared to Euros 32.9 million for the comparable period of 2001. The decrease was due to the softer demand in land products.

Financial Income and Expenses, Net

     Net interest expense increased 22% in the six months ended June 30, 2002 to Euros 14.3 million from 11.7 million during the comparable period in 2001. The issuance of an additional U.S. $55 million 10-5/8 % Senior Notes due 2007 in February 2002 increased our cost of debt.

     Net debt was Euros 245 million as of June 30, 2002 compared to Euros 252 million as of June 30, 2001.

     Foreign exchange gain was Euros 4.7 million for the six months of 2002 compared to a foreign exchange loss of Euros 2.4 million for the comparable period in 2001 due primarily to the weakening of the U.S. dollar against the euro in the second quarter of 2002 and our hedging policy. In connection with hedging our currency exposure risks, we hedged the U.S. dollar by forward sales, which can have either a favorable impact on financial income due to the variation of expected future interest rates for the Euro and the U.S. dollar.

Equity in Income (Losses) of Investees

     Income from investments accounted for under the equity method decreased to Euros 1.2 million in the first six months of 2002 from Euros 4.6 million in the comparable period of 2001, primarily due to the strong performance of Argas, our Saudi Arabian joint venture, in 2001.

Income Taxes

     Income taxes decreased to Euros 4.8 million for the six months ended June 30, 2002 from Euros 6.6 million for the six months ended June 30, 2001. We are not subject to a worldwide taxation system and the income tax paid in foreign countries, mainly based on revenues, does not generate comparable tax credits in France, our principal place of business.

Net Income (Loss)

     Our net income for the six months ended June 30, 2002 was Euros 0.3 million compared to a net loss of Euros 5.1 million for the comparable period in 2001, after taking into account Euros 0.1 million from our 50% interest in the entity that was formed for the purpose of directly owning the CGG Mistral.

Liquidity and Capital Resources

     Our principal needs for capital are the funding of ongoing operations, capital expenditures, investments in our multi-client data library and acquisitions.

Operations

     For the six months ended June 30, 2002, our net cash provided by operating activities, before changes in working capital, was Euros 78.0 million compared to Euros 65.1 million for the comparable period of 2001. Changes in working capital in the six months ended June 30, 2002 had a negative impact on cash from operating activities of Euros 4.0 million compared to a negative impact of Euros 6.3 million in the comparable period in 2001.

Investing Activities

     During the six months ended June 30, 2002, we incurred capital expenditures of Euros 67.2 million (including Euros 5.1 million of equipment acquired under capital lease), related primarily to the upgrading of the CGG Mistral and the acquisition of 408UL seismic data recording systems.

     During the six months ended June 30, 2002, we also invested Euros 60.4 million in our multi-client library, primarily in strategic deepwater areas offshore in the Gulf of Mexico and Brazil. As of June 30, 2002, the net book value of our marine multi-client data library was Euros 107 million compared to Euros 86 million as of June 30, 2001. Non-exclusive surveys accounted for approximately 68% of our marine seismic activities in the first six months of 2002.

Financing Activities

     On September 15, 1999, we entered into a new multi-currency U.S.$130 million syndicated credit facility with a group of banks led by Société Générale and Natexis Banques Populaires. The facility consolidated and replaced approximately 80% of our existing bank lines at that date and consists of a five-year U.S.$90 million tranche, which begins amortizing after the third year, and a U.S.$40 million tranche due in two years (which we repaid). The syndicated credit facility bears interest at a graduated rate beginning with a spread of 175 basis points over three-month LIBOR, PIBOR or EURIBOR until September 15, 2000 and averages 150 basis points over these rates for the life of the loan thereafter. We agreed to limitations on our net debt compared to equity, excluding goodwill, (1.3, 1.15 and 1.0 for the periods ending June 30, 2000, June 30, 2001 and June 30, 2004, respectively), to the maintenance of a net debt to EBITDA ratio (3.0, 2.5 and 2.0 for the periods ending June 30, 2000, June 30, 2001 and June 30, 2004, respectively), to a minimum net worth test (minimum equity of €122 million, €137 million and €160 million for the periods ending June 30, 2000, June 30, 2001 and June 30, 2004, respectively) and to the completion of a capital increase of not less than €46 million by December 31, 1999 as part of the syndicated facility. In addition, we granted the lenders under the syndicated facility a lien on the accounts receivable of CGG and Sercel S.A. in an amount up to the amount of any outstanding borrowings under these facilities.

     On August 31, 2000, we signed an agreement with our bank syndicate, including Royal Bank of Canada as a new participant, to extend our main syndicated line of credit from U.S.$130 million to U.S.$180 million. The additional U.S.$50 million tranche C was entirely subscribed by Royal Bank of Canada, and expired in November 2000 upon repayment in full of Tranche C with a portion of the net proceeds from our offering of senior notes in November 2000. We accepted certain additions to the collateral to this line of credit and consequently pledged in favor of the banks the shares of Sercel Holding S.A. This pledge expired automatically on September 30, 2001.

     On November 22, 2000, we issued U.S.$170 million aggregate principal amount of 10-5/8% Senior Notes due 2007 in the international capital markets. We used the approximately $164.9 million of net proceeds to repay a portion of outstanding indebtedness under our existing syndicated credit facility and to fund the U.S.$25 million cash portion of the purchase price of two marine seismic vessels and certain seismic data from an affiliate of Aker.

     On February 5, 2002, we issued an additional U.S.$55 million aggregate principal amount at par value of 10-5/8% Senior Notes due 2007 in the international capital markets. With the net proceeds of approximately U.S.$52.5 million, we repaid approximately U.S.$22 million of outstanding indebtedness under our existing syndicated credit facility, repaid approximately U.S.$10 million in other long-term revolving debt and used the balance for general corporate purposes.

     Net cash provided by financing activities during the first six months of 2002 was Euros 50.4 million, resulting principally from the U.S.$55 million Senior Note issuance.

     Net debt was Euros 245 million as of June 30, 2002 Euros 252 million as of June 30, 2001 and Euros 229 million as of December 31, 2001. The ratio of net debt to equity increased to 57% as of June 30, 2002 compared to 56% as of June 30, 2001, and 49% as of December 31, 2001.

     Adjusted EBITDA for the six months ended June 30, 2002 was Euros 94.9 million compared to Euros 77.0 million for the corresponding period of 2001.

     Adjusted EBITDA for the three months ended June 30, 2002 was Euros 54.5 million compared to Euros 40.3 million for the comparable period of 2001.

Contractual Obligations

     The following table sets forth our future cash obligations as of June 30, 2002.

	Payments Due by Period

	Less than 1 year	2-3 years	4-5 years	After 5 years	Total
	(in ¬ million)
Long-Term Debt	13.7	6.3	4.1	228.8	252.9
Capital Lease Obligations	14.4	15.7	15.3	0.4	45.8
Operating Leases	45.8	39.4	30.2	9.2	124.6
Other Long-Term Obligations (bond interest)	24.0	47.9	47.9	12.0	131.8

Total Contractual Cash Obligations	97.9	109.3	97.5	250.4	555.1

Trend Information

Euro

     We operate in an essentially U.S. dollar-denominated environment in which the introduction of the Euro has had limited consequences. On January 1, 1999, 11 member states of the European Union, including France, where we have our headquarters, adopted fixed exchange rates between their national currencies and the Euro. On January 1, 2002, the euro became the official currency of 12 European Union countries. As a result, their national currencies (including the French franc) ceased to exist during the first half of 2002, after a transition period during which the national currencies and the euro will co-exist.

     As part of our ongoing systems updates, we have made the necessary modifications to our existing information, financial and management control systems and software to permit us to bill, invoice and report in Euro. As of January 1, 2001 we adopted the euro as our reporting currency. The total cost of addressing the Euro issue has not been material to our financial condition, results of operations or liquidity.

Currency Fluctuations

     Certain changes in operating revenues set forth in U.S. dollars in this section were derived by translating revenues recorded in Euros at the Noon Buying Rate on the last day of the relevant period. The Noon Buying Rate was U.S.$1.00 to €0.9856 on June 28, 2002. Such information is presented in light of the fact that most of our revenues are denominated in U.S. dollars while our consolidated financial statements are presented in Euros. Such changes are presented only in order to assist in an understanding of our operating revenues but are not part of our reported financial statements and may not be indicative of changes in our actual or anticipated operating revenues.

     As a company that derives a substantial amount of its revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. In the six months ended June 30, 2002 and the years ended December 31, 2001 and 2000 over 90% of our operating revenues and approximately two-thirds of our operating expenses were denominated in currencies other than Euros. These included U.S. dollars and, to a significantly lesser extent, other non-Euro Western European currencies, principally British pounds and Norwegian kroner. In addition, a significant portion of our revenues that were invoiced in Euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services.

     Fluctuations in the exchange rate of the Euro against such other currencies, particularly the U.S. dollar, have had in the past and can be expected in future periods to have a significant effect upon our results of operations. Since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, an appreciation of the U.S. dollar against the Euro improves our competitive position against that of other companies whose costs and expenses are denominated in U.S. dollars. For financial reporting purposes, such appreciation positively affects our reported results of operations since U.S. dollar-denominated earnings that are converted to Euros are stated at an increased value.

     We attempt to match foreign currency revenues and expenses in order to balance our net position of receivables and payables denominated in foreign currencies. For example, charter costs for our four vessels, as well as our most important computer hardware leases, are denominated in U.S. dollars. Nevertheless, during the past five years such dollar-denominated expenses have not equaled dollar-denominated revenues principally due to personnel costs payable in Euros.

     We do not enter into forward foreign currency exchange contracts for trading purposes.

Inflation

     Inflation has not had a material effect on our results of operations during the periods presented. We operate in, and receive payments in the currencies of, certain countries with historically high levels of inflation, such as Mexico, Brazil, Indonesia and Venezuela. We attempt to limit such risk by, for example, indexing payments in the local currency against, principally, the U.S. dollar exchange rate at a certain date to account for inflation during the contract term.

Income Taxes

     We conduct the majority of our field activities outside of France and pay taxes on income earned or deemed profits in each foreign country pursuant to local tax rules and regulations. We do not receive any credit in respect of French taxes for income taxes paid by foreign branches and subsidiaries. Net tax expenses in recent periods were attributable to activities, principally in land acquisition, carried on outside of France. We have significant tax loss carryforwards that are available to offset future taxation on income earned in certain OECD countries. We recognize tax assets if a minimum history of profit for the past three years exists and budget estimates also indicate a profit for the following year.

Seasonality

     Our land and marine seismic acquisition activities are seasonal in nature. We generally experience decreased revenues in the first quarter of each year due to the effects of weather conditions in the Northern Hemisphere and to the fact that our principal clients are generally not prepared to fully commit their annual exploration budget to specific projects during such period. We have historically experienced higher levels of activity in our equipment manufacturing operations in the fourth quarter as our clients seek to fully deploy annual budgeted capital.

Item 3:          QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     Because we operate internationally, we are exposed to general risks linked to operating abroad. The table below provides information about our market sensitive financial instruments and constitutes a “forward-looking statement”. Our major market risk exposures are changing interest rates and currency fluctuations. Our policy is to manage interest rates through use of a combination of fixed and floating rate debt. Interest rate swaps may be used to adjust interest rate exposures when appropriate, based upon market conditions. A portion of our current assets is denominated in foreign currencies, which exposes us to market risk associated with exchange rate movements. Our policy generally is to hedge major foreign currency cash exposures through foreign exchange forward contracts. These contracts are entered into with major financial institutions, thereby minimizing the risk of credit loss. All instruments are entered into for non-trading purposes.

     The table below presents principal amounts and related weighted average interest rates by year of maturity for our debt obligations and our foreign exchange forward contracts, all of which mature in one year or less and their fair value as of June 30, 2002.

Fair value (in €million)	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value

Cap contracts
Interest rate cap U.S. dollar	—
Capped rate	—%
Debt
U.S. dollar	0.9	0.6	0.2	0.2	225.8	1.9	229.6	272.8
Average fixed rate	6.8%	7.0%	7.8%	7.8%	10.6%	7.8%	10.6%
U.S. dollar	16.6	2.2	0.7	0.4	0.2		20.1	20.1
Average variable rate	4.1%	2.7%	2.7%	2.7%	2.7		3.8%
Euro	11.7	13.5	5.6	3.2	0.7		34.7	33.6
Average fixed rate	6.1%	6.3%	6.5%	6.3%	6.0%		6.2%
Euro	7.4	2.7	1.2	6.1			17.4	17.4
Average variable rate	7.5%	3.9%	3.4%	3.4%			5.2%
Other currencies	0.5	0.5	0.3	0.2			1.5	1.5
Average fixed rate	7.7%	7.7%	7.4%	7.2%	%		7.5%
Other currencies	2.5	0.1	0.1	0.1	0.1	0.9	3.8	3.8
Average variable rate	25.5%	7.4%	7.4%	7.4%	7.4%	9.1%	19.4%
Foreign Exchange — Firm commitments
Forward sales (in U.S.$)	107.9							13.1
U.S. dollars average rate	0.8871
Options — Puts (in U.S.$)	5.0							0.5
U.S. dollars average rate	0.9100

PART II

Item 1:          LEGAL PROCEEDINGS

     We are not, nor are any of our subsidiaries, involved in any litigation, arbitration or administrative proceedings relating to amounts which, individually or in the aggregate, are material and, to the best of our knowledge, there are no such litigation, arbitration or administrative proceedings pending or threatened.

Item 2:          CHANGES IN SECURITIES AND USE OF PROCEEDS

     Not applicable.

Item 3:           DEFAULTS UPON SENIOR SECURITIES

     Not applicable.

Item 4:           SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     Our annual general meeting of shareholders (“the Meeting”) was held on May 15, 2002.

     At the Meeting, the election of three directors was voted, and the relevant number of votes cast were as follows:

Directors	Terms of office	Votes For	Votes Against	Abstain

Robert BRUNCK	2008	7 940 299	42	5 372
ISIS, represented by Gérard FRIES	2008	7 945 713	0	0
Claude MANDIL	2008	7 945 713	0	0

     Previous annual general meetings of shareholders duly elected the following directors:

Name	Term Expires

Robert CASTAIGNE	2004
Jean DUNAND	2007
Yves LESAGE	2003
John MAC WILLIAMS	2005
Christian MARBACH	2007
Robert SEMMENS	2005
Daniel VALOT	2006

     The previous annual general meeting of shareholders duly elected the following auditors:

Auditors

BARBIER FRINAULT & AUTRES ERNST & YOUNG AUDIT Michel LEGER (substitute for BARBIER FRINAULT & AUTRES) Dominique THOUVENIN (substitute for ERNST & YOUNG AUDIT)

     The Meeting voted also mainly (i) to approve the Company’s annual financial statements for the year ended December 31, 2001 and the group consolidated annual financial statements for the year ended December 31, 2001 (ii) to approve the directors’ fees (iii) to delegate powers and authority to the Board of Directors to purchase Company shares (iv) to delegate powers and authority to the Board of Directors to issue bonds (v) to delegate powers and authority to the Board of Directors to increase the share capital through the issue of shares with preferential subscription rights in favor of holders of existing shares (vi) to delegate powers and authority to the Board of Directors to increase the share capital through the issue of shares without preferential subscription rights in favor of the holders of existing shares (vii) to authorize the Company to use the two above authorizations during a take-over bid (viii) to delegate powers and authority to the Board of Directors to increase the share capital, reserving the subscription of the shares to be issued to members of a Company Savings Plan (ix) to grant stock options (x) to amend the Articles of Association to require a notice to the Company of a shareholder’s voting rights upon passing certain shareholding thresholds and (xi) to amend the Articles of Association to harmonize them with the French Law n° 2001-420 dated May 15, 2001 and with the codification of the Company Law within the French Commercial Code.

     The relevant votes cast were as follows:

	Votes For	Votes Against	Abstain

2001 Financial statements	7 902 533	43 180	0
2001 Consolidated financial statements	7 945 692	21
Directors’ fees	7 945 634	79
Purchase of Company shares	7 945 713	0	0
Issuance of bonds	7 945 713	0	0
Authorization to increase the capital with preferential rights for existing shareholders)	7 945 671	42	0
Authorization to increase the capital without preferential rights for existing shareholders	7 913 832	31 881	0
Right to use the two above authorizations during take over bids	7 909 085	36 628	0
Authorization to increase the capital for employees	7 914 165	31 548	0
Stock option plan	7 913 832	31 881	0
Holding threshold	7 945 713	0	0
Amendment of by-laws	7 945 713	0	0

Item 5:          OTHER INFORMATION

     On July 4, 2002, Technip-Coflexip, a French company, announced that ISIS, a holder of 12.3% of our outstanding common shares, was merged into Technip-Coflexip as of June 20, 2002. Following this merger, Technip-Coflexip holds 1, 436,622 ordinary shares representing 12.30% of our share capital and 10.28% of our voting rights.

     As of June 30, 2002, our two other principal shareholders, The Beacon Group Energy Investment Fund II, LP and Total Chimie held, respectively, 1,777,071 and 469,392 ordinary shares, giving The Beacon Group Energy Investment Fund II, LP and Total Chimie 25.44% and 6.72%, respectively, of the voting power of the ordinary shares as of such date.

     Pursuant to a resolution adopted by the Board of Directors, the Company has implemented a new stock option plan on May 15, 2002. This plan relates to 138,100 shares granted to 172 beneficiaries, among whom the Comité de Direction and its secretary receive the right to subscribe an aggregate of 69,500 shares. Options, which have an 8 years duration and are vested by one fifth each year from may 2002, cannot be generally exercised before 2005; the options to subscribe 1,000 shares or more cannot be sold before May 15, 2006. The exercise price for each option is €43,47.

Item 6:          EXHIBITS AND CURRENT REPORTS ON FORM 6-K

Exhibits

     The following instruments and documents are included as Exhibits to this report. Exhibits incorporated by reference are so indicated.

Exhibit No		Exhibit

3.1	*	English translation of the Articles of Association (statuts) of CGG, as amended.
3.2	*	Proposed resolutions to the May 15, 2002 general meeting of shareholders of CGG, including amendments to the Articles of Association (statuts) of CGG.
4.1		Form of American Depositary Receipt.(1)
4.2		Form of Deposit Agreement between CGG and The Bank of New York, as depositary.(1)
4.3		Indenture dated as of November 22, 2000 between CGG and The Chase Manhattan Bank as Trustee, which includes the form ot the 10-5/8% Senior Notes due 2007 as an exhibit thereto.(2)
10.1	*	2002 Stock Option Plan.

*	Filed herewith.
(1)	Incorporated by reference to CGG’s Registration Statement on Form F-1 (SEC File No.333-06800), dated April 16, 1997, as amended.
(2)	Incorporated by reference to CGG’s Registration Statement on Form F-4 (SEC File No.333-13060), dated January 11, 2001, as amended.

Reports on Form 6-K

On January 22, 2002, we filed a report on Form 6-K including a press release announcing our backlog for marine seismic data acquisition.

On February 5, 2002, we filed a report on Form 6-K including a press release announcing our intention to sell senior notes in the international capital markets and announcing our estimated results for the year 2001.

On February 6, 2002, we filed a report on Form 6-K/A amending our Form 6-K filed on November 14, 2001.

On March 15, 2002, we filed a report on Form 6-K announcing our audited results for the year 2001.

On May 15, 2002, we filed a report on Form 6-K announcing consolidated net revenues for the first quarter of 2002.

On May 15, 2002, we filed a report on Form 6-K including financial statements for the first quarter of 2002.

On July 9, 2002 we filed a report on Form 6-K including a press release announcing the award of a 3D land contract in Mexico.

On August 22, we filed a report on Form 6-K including a press release announcing the return to operation of the CGG Mistral.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Michel Ponthus

Compagnie Générale de Géophysique
(Registrant)

Date: September 5, 2002	/s/ Michel Ponthus By: Michel Ponthus Senior Executive Vice President Finance and Human Resources and Chief Financial Officer

I, Robert Brunck, Chairman and Chief Executive Officer of Compagnie Générale de Géophysique certify that:

1. I have reviewed this current report on Form 6-K of Compagnie Générale de Géophysique;

2. Based on my knowledge, this current report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this current report; and

3. Based on my knowledge, the financial statements, and other financial information included in this current report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this current report.

Date: September 5, 2002

/s/ Robert Brunck

Robert Brunck
Chairman and Chief Executive Officer

I, Michel Ponthus, Senior Executive Vice President Human Resources & Finance, Chief Financial Officer of Compagnie Générale de Géophysique certify that:

1. I have reviewed this current report on Form 6-K of Compagnie Générale de Géophysique;

2. Based on my knowledge, this current report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this current report; and

3. Based on my knowledge, the financial statements, and other financial information included in this current report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this current report.

Date: September 5, 2002

/s/   Michel Ponthus

Michel Ponthus
Senior Executive Vice President,
Finance and Human Resources and Chief Financial Officer

Index to Exhibits

Exhibit
No		Description

3.1	*	English translation of the Articles of Association (statuts) of CGG, as amended.
3.2	*	Proposed resolutions to the May 15, 2002 general meeting of shareholders of CGG, including amendments to the Articles of Association (statuts) of CGG.
4.1		Form of American Depositary Receipt.(1)
4.2		Form of Deposit Agreement between CGG and The Bank of New York, as depositary.(1)
4.3		Indenture dated as of November 22, 2000 between CGG and The Chase Manhattan Bank as Trustee, which includes the form ot the 10-5/8% Senior Notes due 2007 as an exhibit thereto.(2).
10.1	*	2002 Stock Option Plan.

*	Filed herewith.
(1)	Incorporated by reference to CGG’s Registration Statement on Form F-1 (SEC File No.333-06800), dated April 16, 1997, as amended.
(2)	Incorporated by reference to CGG’s Registration Statement on Form F-4 (SEC File No.333-13060), dated January 11, 2001, as amended.